SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                                  EPITOPE, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294261102
                       ---------------------------------
                                 (CUSIP Number)

 Dennis J. Block, Esq., Cadwalader, Wickersham & Taft, 100 Maiden Lane,
                          NY, NY 10038 (212) 504-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 AUGUST 11, 1999
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 294261102                                           PAGE 2 OF  9 PAGES


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sawtooth Capital Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) X        (b) /_/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  /_/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      137,890
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           0
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            137,890
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,983,650
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) /_/

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------



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CUSIP No. 294261102                                           PAGE 3 OF  9 PAGES




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sawtooth Capital Management, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions) (a) X    (b) /_/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  /_/

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      1,845,760
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           0
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            1,845,760
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,983,650
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------



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CUSIP No. 294261102                                           PAGE 4 OF  9 PAGES





ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of Common Stock, no par value per share (the "Common Stock"), of Epitope, Inc. (the "Corporation"). The Corporation's principal executive office is located at 8505 S.W. Creekside Place, Beaverton, Oregon 97008.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is being filed by Sawtooth Capital Management, Inc. and Sawtooth Capital Management, L.P. (each a "Reporting Person" and together the "Reporting Persons").

       1. Sawtooth Capital Management, Inc. is a Delaware corporation. The sole executive officers and directors of Sawtooth Capital Management are Bartley B. Blout and George H. Brandon. Bartley B. Blout is the controlling stockholder of Sawtooth Capital Management, Inc. The principal business of Sawtooth Capital Management, Inc. is investing in securities and other investment instruments. Sawtooth Capital Management, Inc. acts as investment advisor to Sawtooth Offshore Limited, and as general partner to Sawtooth Capital Management, L.P., which in turn is the general partner of Sawtooth Partners, L.P and the investment advisor to Polaris Prime Small Cap Value, L.P. The address of the principal business and the principal office of Sawtooth Capital Management, Inc. is 1801 Century Park East, Suite 460, Los Angeles, CA 90067. During the last five years, Sawtooth Capital Management, Inc. has not been convicted in a criminal proceeding (exluding traffic violations or similar misdemeanors). During the last five years, Sawtooth Capital Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       2. Sawtooth Capital Management, L.P. is a Delaware limited partnership. The general partner of Sawtooth Capital Management, L.P. is Sawtooth Captial Management, Inc. The principal business of Sawtooth Capital Management, L.P. is investing in securities and other investment instruments. Sawtooth Capital Management, L.P. acts as general partner to Sawtooth Partners, L.P. and as investment advisor to Polaris Prime Small Cap Value, L.P. The address of the principal business and the principal office of Sawtooth Capital Management, L.P. is 1801 Century Park East, Suite 460, Los Angeles, CA 90067. During the last five years, Sawtooth Capital Management, L.P. has not been convicted in a criminal proceeding (exluding traffic violations or similar misdemeanors). During the last five years, Sawtooth Capital Management, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject


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CUSIP No. 294261102                                           PAGE 5 OF  9 PAGES



            to, federal or state securities laws or finding any violation with respect to such laws.

       3. The address of the business address of Mr. Blout is 1801 Century Park East, Suite 460, Los Angeles, CA 90067. Mr. Blout is the president and controlling stockholder of Sawtooth Capital Management, Inc. During the last five years, Mr. Blout has not been convicted in a criminal proceeding (exluding traffic violations or similar misdemeanors). During the last five years, Mr. Blout has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Blout is a citizen of the United States.

       4. The address of the business address of Mr. Brandon is 1801 Century Park East, Suite 460, Los Angeles, CA 90067. Mr. Brandon is vice president and a minority stockholder of Sawtooth Capital Management, Inc. During the last five years, Mr. Brandon has not been convicted in a criminal proceeding (exluding traffic violations or similar misdemeanors). During the last five years, Mr. Brandon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Brandon is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The shares of Common Stock beneficially owned by the Reporting Persons were acquired through purchases on the open market. Funds used to purchase the shares came from the working capital of Sawtooth Partners, L.P., Sawtooth Offshore Limited and Polaris Prime Small Cap Value, L.P.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons acquired their beneficial ownership in the shares of Common Stock for investment purposes on behalf of Sawtooth Partners, L.P., Sawtooth Offshore Limited and Polaris Prime Small Cap Value, L.P. At the time the Reporting Persons acquired such shares, the Reporting Persons did not have any plan or proposal which related to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of
Schedule 13D.

            However, the Reporting Persons currently believe that the Corporation is undervalued and that management of the Corporation should consider alternatives to enhance shareholder value. Unless and until the Corporation's management takes appropriate measures to protect the interests of the Corporation's stockholders and improve shareholder value, the Reporting Persons intend to review, and may pursue, alternatives with respect to their investment in the Corporation, including, without limitation, making proposals to the Corporation's board of


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CUSIP No. 294261102                                           PAGE 6 OF  9 PAGES


directors (including with regard to a possible sale of the Corporation), seeking representation on the Corporation's board of directors, and seeking proxies and written consents from and otherwise discussing stockholder matters with the Corporation's other stockholders. Accordingly, the Reporting Persons reserve their right to take any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Neither of the Reporting Persons has made a decision to pursue any of the foregoing alternatives.

            In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or private transactions, or to sell any or all of their shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as of March 31, 1999, the Corporation had issued and outstanding 14,054,571 shares of Common Stock.

            Sawtooth Capital Management, Inc. is the beneficial owner of 137,890 shares of Common Stock or 1% of the outstanding Common Stock, consisting of 127,890 shares of Common Stock owned by Sawtooth Offshore Limited and 10,000 shares of Common Stock which Sawtooth Offshore Limited has the right to acquire pursuant to presently exercisable stock options.

            Sawtooth Capital Management, L.P. is the beneficial owner of 1,845,760 of Common Stock or 13.1% of the outstanding Common Stock, consisting of (i) 1,179,460 shares of Common Stock owned Sawtooth Partners, L.P. and 460,000 shares of Common Stock which Sawtooth Partners, L.P. has the right to acquire pursuant to presently exercisable stock options, and (ii) 161,300 shares of Common Stock owned by Polaris Prime Small Cap Value, L.P, and 45,000 shares of Common Stock which Polaris Prime Small Cap Value, L.P. has the right to acquire pursuant to presently exercisable stock options.

            If the Reporting Persons act as a group, each Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,983,650 (14.1%) of the total shares of Common Stock outstanding.

            Bartley B. Blout and George H. Brandon do not own any shares of Common Stock.



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CUSIP No. 294261102                                           PAGE 7 OF  9 PAGES


            (b)

                  SAWTOOTH        SAWTOOTH
                  CAPITAL         CAPITAL
                 MANAGEMENT      MANAGEMENT,     BARTLEY B.     GEORGE H.
                    INC.             L.P.          BLOUT         BRANDON
                 ----------      -----------     ----------     ---------
SOLE POWER TO     137,890         1,845,760
VOTE/DIRECT                                          0              0
VOTE

SHARED POWER         0                0
TO                                                   0              0
VOTE/DIRECT
VOTE

SOLE POWER        137,890         1,845,760
TO DISPOSE/                                          0              0
DIRECT
DISPOSITION

SHARED POWER         0                0
TO DISPOSE/                                          0              0
DIRECT
DISPOSITION



            (c) During the past 60 days, the Reporting Persons effected the transactions in the Common Stock described in Exhibit A. All such transactions were effected on the open market.

            (d) Except for Sawtooth Partners, L.P., Sawtooth Offshore Limited and Polaris Prime Small Cap Value, L.P., no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.


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CUSIP No. 294261102                                           PAGE 8 OF  9 PAGES





ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A:  Schedule of Transactions.



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CUSIP No. 294261102                                           PAGE 9 OF  9 PAGES


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    August 11, 1999

                                       Title:

                                       SAWTOOTH CAPITAL MANAGEMENT, L.P.

                                       By:  Sawtooth Capital Management, Inc.,
                                            General Partner

                                            By:   /s/ Bartley B. Blout
                                                  -----------------------------
                                                  Bartley B. Blout


                                       SAWTOOTH CAPITAL MANAGEMENT, INC.

                                       By:  /s/ Bartley B. Blout
                                            ----------------------------
                                            Bartley B. Blout